Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

Husky Energy Inc. (“Husky”) has used or made available the following communications:

Exhibit 1:	D. F. King Script for Calls, Accompanying Fact Sheet, and Advisories regarding Offer to Purchase by Husky Energy – MEG Energy Corp., October 18, 2018.

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

[Materials begin on the following page]

Exhibit 1

LEGAL ADVISORIES

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, the anticipated strategic, operational and financial benefits of the offer and that may result from a combination of the Company and MEG.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017, offer documents and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This document contains references to the terms “funds from operations”, “free cash flow”, “net debt to EBITDA”, and “net debt to FFO” which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance Husky’s reported financial performance or position. These measures are useful complementary measures in assessing the Husky’s financial performance, efficiency and liquidity.

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of Husky in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Net debt to EBITDA is a non-GAAP measure that equals net debt divided by EBITDA. Net debt equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. EBITDA equals net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Net debt to EBITDA is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

Net debt to funds from operations or “net debt to FFO” is a non-GAAP measure that equals net debt divided by funds from operations. Net debt to FFO is considered to be a useful measure in assisting management and investors to evaluate financial strength.

All currency is expressed in this document in Canadian dollars unless otherwise indicated.

Husky uses the term “earnings break-even”. Earnings break-even reflects the estimated WTI oil price per barrel priced in US dollars required in order to generate a net income of Cdn$0 in the 12-month period ending December 31 of the indicated year. This assumption is based on holding several variables constant throughout the applicable 12-month period, including foreign exchange rate, light-heavy oil differentials, realized refining margins, forecast utilization of downstream facilities, estimated production levels and other factors consistent with normal oil and gas company operations. Earnings break-even is used to assess the impact of changes in WTI oil prices on the net earnings of the Company and could impact future investment decisions. Earnings break-even does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers. Actual results may differ materially.

.

SCRIPT

OFFER TO PURCHASE – MEG ENERGY CORP.

Record Date: N/A	Offer Cut-Off: N/A
TICKER: HSE CUSIP: 448055	Expiration Date: January 16, 2019 @ 5:00 PM (Toronto Time)

INBOUND: Thank you for calling the Inquiries Line for investors of MEG Energy Corp. How may I help you? <Wait for reply, refer to Factsheet. Notate questions/comments>.

<After conversation>

May I please speak with you further about the Husky Energy Inc. Offer to Purchase all outstanding shares of MEG Energy Corp.? <Wait for reply>

OUTBOUND: Hello, my name is <insert your name>. I am calling on behalf of Husky Energy Inc. May I please speak with <insert Shareholder name> about his/her investment with MEG Energy Corp.? <Wait for the reply>

IF YES	IF NO

Thank you. Please note that this call is being recorded for quality assurance purposes.

You should have recently received some important information from Husky Energy making a financially compelling Offer to MEG shareholders. The Husky Offer gives MEG shareholders the option to choose to receive either $11.00 in cash for each MEG share held, 0.485 of a Husky common share for each MEG share held, or a combination of cash and Husky shares.

Have you received the Husky Offer Circular as yet?

IF NO:

May I please leave a toll free number in case he/she has questions? Please dial 1-800-761-6707 or 1-212-771-1133 outside of North America (collect calls accepted). Also, to keep current with for further developments and information about the Offer, he/she can visit the Company’s website at www.huskyenergy.com/bettertogether.

Thank you and have a good [day, afternoon, evening].

BENEFICIAL & REGISTERED – I would be happy to e-mail you the information. May I please have your e-mail address?

(NOTATE & READ BACK TO SHAREHOLDER – GO TO CLOSING)

If no e-mail address:

We will send the materials to you by mail. Please allow 5 to 7 business days for delivery. Would you have a few minutes to walk through the Offer at this moment? [await response]

IF YES:

Husky believes that the Offer represents a full and fair price and provides a compelling return proposition for Shareholders to maximize the value of their investment in MEG. The Offer delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last trading day prior to Husky announcing its intention to make the Offer.

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly. Do not provide what you believe may be the answer. All information relayed must be based on publicly available information. DO NOT OFFER ANY OPINION or give advice, as this could be in breach of the law.

SCRIPT

OFFER TO PURCHASE – MEG ENERGY CORP.

This transaction would immediately achieve and exceed MEG’s announced 2020 financial targets:

•  Optimize balance sheet: Expected 2019 net debt to EBITDA of <1.0 times, versus MEG target of 2-3x by 2020. MEG’s target is dependent on strong oil prices and favourable heavy oil differentials. The combined company is far less exposed to those risks.

•  Advance technologies: A combined company can invest in a larger portfolio of technologies that can be applied across a much larger asset base. Through increased financial flexibility, the combined company will have capital available to advance and accelerate these initiatives.

•  Enhance business sustainability: The combined company will have a lower earnings break-even price of $40/bbl US WTI, providing greater and more stable free cash flow.

•  Maximize revenue per barrel: Husky’s integrated operations and expanded market access results in greater value capture and reduced exposure to Western Canadian differential volatility.

•  Generate free cash flow: The combined company will have a stronger and more stable cash flow profile supporting both growth investments and higher dividend payouts to shareholders.

MEG Shareholders, therefore, will benefit from both 1. the receipt of a premium and 2. the opportunity to participate in the future growth of a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects.

At this time, will you be tendering your MEG shares to the Husky Offer?

IF “YES” OR POSITIVE RESPONSE:

Great, thank you for your support. To accept the Offer:

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly. Do not provide what you believe may be the answer. All information relayed must be based on publicly available information. DO NOT OFFER ANY OPINION or give advice, as this could be in breach of the law.

SCRIPT

OFFER TO PURCHASE – MEG ENERGY CORP.

REGISTERED

You may deliver any Certificate(s) representing your common shares together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper), and all other required documents to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiration Date of January 16, 2019 @ 5:00 PM (Toronto Time). Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer.

BENEFICIAL

You must instruct your broker or other intermediary promptly if you wish to tender in order for your shares to be deposited prior to the Offer’s Expiration Date of January 16, 2019 @ 5:00 PM (Toronto Time).

(GO TO CLOSING)

IF “NO” OR NEGATIVE RESPONSE:

(OFFER TO REVIEW INFORMATION USING FACTSHEET — AFTER DISCUSSION)

Sir/Ma’am, given this information, will you be tendering your MEG shares in the Husky Offer?

IF YES: PROCEED TO IF “YES” ABOVE

IF NO:  May I ask what is stopping you from tendering your MEG shares? (NOTATE FEEDBACK)

     I understand. (PROCEED TO CLOSING)

CLOSING:

If you have any questions about tendering in the Offer, please contact D.F. King, toll free at 1-800-761-6707 or 1-212-771-1133 outside of North America (collect calls accepted), or via email at inquiries@astfinancial.com. Also, to keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether. Thank you and have a good [day, afternoon, evening].

ANSWERING MACHINE

Hello my name is <insert your name> and I am calling from D.F. King with respect to your investment in MEG Energy Corp. You should have recently received some important information from Husky Energy making a financially compelling Offer to MEG shareholders. Husky believes that the Offer represents a full and fair price and provides a compelling return proposition for shareholders to maximize the value of their investment in MEG. If you have any questions about tendering in the Offer, please call us toll-free at 1-800-761-6707 or at 1-212-771-1133 outside of North America. Thank you and have a good [day, afternoon, evening].

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly. Do not provide what you believe may be the answer. All information relayed must be based on publicly available information. DO NOT OFFER ANY OPINION or give advice, as this could be in breach of the law.

CORPORATE FACT SHEET FOR: HUSKY ENERGY INC. OFFER TO PURCHASE MEG ENERGY CORP.
OFFER TO PURCHASE DATES		CORPORATE HEADQUARTERS

Record Date	NOT APPLICABLE	HUSKY ENERGY INC.

Cut-Off Date	NOT APPLICABLE	707 - 8TH AVENUE S.W.

Expiration Date	JANUARY 16, 2019 @ 5:00 PM (TORONTO TIME)	CALGARY, ALBERTA T2P 1H5

ADDITIONAL INFORMATION		CONTACT INFORMATION

Mail Date	CIRCULAR DATED OCTOBER 2, 2018	Inbound Line	1-800-761-6707
Ticker Symbol	HSE	Collect Line	1-212-771-1133
CUSIP	448055	Website	www.huskyenergy.com/bettertogether

What is happening?

Husky Energy Inc. (“Husky” or the “Offeror”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of MEG Energy Corp. (“MEG”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of MEG, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein) upon the exercise of the MEG Options (as defined herein) or upon any other exercise, exchange or conversion of securities of MEG into Common Shares (other than pursuant to the SRP Rights).

What is the merger consideration being offered to MEG shareholders?

Under the Offer, each Shareholder may choose to receive either

(i)	$11.00 in cash (the “Cash Consideration”) for each Common Share held or

(ii)	0.485 of a Husky common share (the “Share Consideration”) for each Common Share held, subject to pro-ration as set out in the Offer to Purchase.

Shareholders, other than Electing Shareholders, may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out in the Offer to Purchase.

Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares, subject to pro-ration as set out in the Offer to Purchase.

The total amount of cash available under the Offer is limited to $1 billion and the total number of Husky available is limited to 107,215,520 Husky Shares. All cash payments under the Offer will be made in Canadian dollars.

FOR A DISCUSSION OF “ELECTING SHAREHOLDERS,” REFER TO ADDITIONAL INFORMATION ON PAGE 11 OF

FACT SHEET

For Internal Distribution Only	Page 1

What is the value of the Offer to MEG shareholders?

The Offer delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last trading day prior to Husky announcing its intention to make the Offer, and a 37% premium over MEG’s closing price of $8.03 as of that date.

What are the benefits of the Offer to MEG shareholders?

Husky believes that the Offer represents a full and fair price and provides a compelling return proposition for Shareholders to maximize the value of their investment in MEG. Shareholders will benefit from both

(i)	the receipt of a premium and

(ii)

the opportunity to participate in the future growth of a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects.

Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

SUMMARY OF BENEFITS

Creates A Stronger, More Competitive Canadian Energy Company

•	Will not be reliant on new pipeline capacity.

•	Low cost, integrated producer; combined company will have:

•	Upstream production of >410,000 bbls/day; ~400,000 bbls/day of upgrading and refining capacity

•	Cements position as top thermal producer:

•	Combined company will have many of the highest quality, highest netback thermal projects.

•	Financially strong:

•	Low leverage (2019 net debt to FFO ~1.0x)

•	Low cost structure, including low per barrel sustaining capital requirements. ($6-7/bbl)

•	Integration and high netback offshore business provides stability of funds flow

•	Free cash flow generator with ability to pay dividends and re-invest in rich portfolio of low cost, higher margin projects

•	Skilled employee base: With combined technical and operating teams, MEG and Husky employees will have substantial opportunities for growth and development.

Benefits Specific to MEG Shareholders

•	44% Premium to market price (10-day volume-weighted average): With opportunity to participate in significant upside potential

For Internal Distribution Only	Page 2

•	Enhanced shareholder return proposition with lower risk: Immediate free cash flow for return to shareholders and growth investment. $200 million in annual synergies expected

•	Physical integration, expanded market access and participation in high-netback Offshore operations improve stability in funds from operations

•	Immediately achieves MEG’s announced 2020 financial targets: Optimizes balance sheet, advances technologies, enhances business sustainability, maximizes revenue per barrel and generates free cash flow

•	Significant upside through stronger combined platform for shareholder value creation

DETAILS ABOUT BENEFITS

Premium to Market Price

Husky believes that the Offer is financially compelling to Shareholders. The Offer consideration represents an implied acquisition price of $11.00 per Common Share as of September 28, 2018. This delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last day of trading before Husky publicly announced its proposal to acquire MEG.

As of September 28, 2018, the Offer also represents a:

•	37% premium to the closing share price of MEG of $8.03 on September 28, 2018 on the TSX

•	39% premium to the 5-day volume-weighted average share price of MEG on the TSX

•	45% premium to the 20-day volume-weighted average share price of MEG on the TSX

•	71% premium to MEG’s average closing price over the past two years

Enhanced Shareholder Return Proposition With Lower Risk

MEG has a high debt burden that has resulted in sub-investment grade credit ratings from Moody’s, Standard & Poor’s, and Fitch Ratings. This debt burden limits MEG’s strategic and financial flexibility. In the first half of 2018, MEG incurred net financing expense of $10.02 per barrel of sales volumes, and it is further constrained by long-term commitments resulting from the sale of half its interest in the Access Pipeline and Stonefell Terminal.

This excessive financial leverage – forecast to be over 5.0x net debt to EBITDA for year-end 2018, based on MEG’s public disclosure – significantly reduces MEG’s profitability and cash flow available for both future investments in the business and returns to Shareholders, increases MEG’s overall cost of capital, and leaves MEG highly vulnerable to oil price volatility.

In contrast, Shareholders who receive Share Consideration can expect higher dividends, stronger share price performance and higher total returns than standalone MEG can deliver today. This is due to significant financial advantages to Shareholders achieved through combining Husky and MEG, including:

•	A strong balance sheet

•	Expected investment-grade credit ratings

•	A lower cost of capital, supporting both greater investment flexibility and higher dividend payouts to shareholders

For Internal Distribution Only	Page 3

•	A stronger more stable cash flow profile supporting both growth investments and higher dividend payouts to shareholders

•

Participation in Husky’s healthy dividend yield (currently 2.2% per annum) with expectations of higher future dividend payouts as free cash flow increases (including from synergies realized through combining Husky’s and MEG’s businesses and operations)

•	Better prospects for share price performance given the increased scale and enhanced financial profile of the combined company

Physical Integration, Expanded Market Access and High-Netback Offshore Operations Provide Stability in Funds From Operations

Export pipeline capacity has been one of the biggest issues facing the Canadian energy industry over the past few years. MEG’s limited market access leaves it highly exposed to discounted heavy oil prices, with just 30% of blend sales in the second quarter of 2018 sold at Gulf Coast pricing.

Husky, through its pipeline network, firm transportation commitments and refineries in Canada and the U.S., has mitigated the effects of heavy oil differential through its Integrated Corridor business, effectively maximizing value for its barrels from the reservoir to the refinery rack and providing for more steady generation of funds from operations and protection from location and quality differentials. Importantly, the combined company will not be reliant on new pipeline capacity.

The combined company will have total Upstream production of more than 410,000 boe/day and Downstream refining and upgrading capacity of approximately 400,000 bbls/day as well as approximately 145,000 bbls/day of committed pipeline capacity to the U.S., increasing to 195,000 bbls/day in mid-2020.

Husky’s Offshore business, which includes fixed-price contracts in Asia and high-netback Atlantic production, provides for further stability in funds from operations.

Near-Term, Realizable Synergies

Husky anticipates realizing $200 million per year in near-term, realizable synergies through the combination, including:

•	$100 million per year of expected financial synergies, including debt refinancing with more favourable terms

•	$70 million per year of expected operational synergies, including additional margin capture through Husky’s midstream and Downstream infrastructure and transportation commitments

•	$30 million per year in other expected synergies, including reduction in combined corporate overhead and procurement savings

Longer-term synergies include optimization of the combined capital spending program, deployment of technologies across the combined organization, combining best practices and operating expertise across a much larger asset base, and future investments to enhance Downstream integration.

These benefits, and the associated value uplift, will accrue to Shareholders that receive Share Consideration through the combination.

For Internal Distribution Only	Page 4

Immediately Achieves and Exceeds MEG’s Announced 2020 Financial Targets

This transaction would immediately achieve and exceed MEG’s announced 2020 financial targets:

•

Optimize balance sheet: Expected 2019 net debt to EBITDA of <1.0 times, versus MEG target of 2-3x by 2020. MEG’s target is dependent on strong oil prices and favourable heavy oil differentials. The combined company is far less exposed to those risks.

•

Advance technologies: A combined company can invest in a larger portfolio of technologies that can be applied across a much larger asset base. Through increased financial flexibility, the combined company will have capital available to advance and accelerate these initiatives.

•	Enhance business sustainability: The combined company will have a lower earnings break-even price of $40/bbl US WTI, providing greater and more stable free cash flow.

•	Maximize revenue per barrel: Husky’s integrated operations and expanded market access results in greater value capture and reduced exposure to Western Canadian differential volatility.

•	Generate free cash flow: The combined company will have a stronger and more stable cash flow profile supporting both growth investments and higher dividend payouts to shareholders.

Significant Upside Through Stronger Combined Platform for Shareholder Value Creation

Despite having quality assets and demonstrated production growth, MEG has failed to deliver value to Shareholders.

MEG does not pay a dividend, and its total shareholder returns since the beginning of 2017 are negative 16% (-16%), during a period in which WTI oil price rose from $52 US per barrel to $73 US per barrel, a 40% increase. Since its 2010 initial public offering, MEG’s share price has decreased by 77% (-77%).

In contrast, Husky has a track record of delivering strong returns for shareholders. Since the start of 2017, Husky has total shareholder returns of 39%. In the second quarter 2018, Husky also announced a 67% increase in its quarterly dividend to $0.125 per Husky Share. Combining the two companies allows for improved dividend coverage, providing a basis for future dividend increases.

The combined company will continue to create value as one of the top three largest thermal bitumen producers in Canada as it continues to advance a portfolio of high quality, high-netback thermal projects. Additionally, it will have significant refining capacity, pipeline transportation, storage and logistical assets, which help to shield it from location and quality differentials.

Approved and Fully Financed

This proposed transaction has been unanimously approved by the Husky board of directors and is not subject to any due diligence, financing or Husky shareholder approval conditions.

How long do I have to decide whether to tender in the Offer?

The Offer is open for acceptance until the Expiry Time, which is 5:00 p.m. (Toronto time) on January 16, 2019, unless Husky extends, accelerates or withdraws the Offer in accordance with its terms. Husky will not amend the Offer to cause the Expiry Time to occur earlier than 35 days following the date of the Offer.

For Internal Distribution Only	Page 5

If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived such that Husky takes up the Common Shares deposited under the Offer, it will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement.

How do I accept the offer and tender my MEG shares?

To accept the Offer you may deliver any Certificate(s) representing your Common Shares together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper), and all other required documents to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer.

If your Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary, you should immediately contact that intermediary for assistance if you wish to accept the Offer or to exercise, exchange or convert Convertible Securities into Common Shares to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer as they will be different from that noted above. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. You must instruct your broker or other intermediary promptly if you wish to tender.

If you wish to deposit your Common Shares under the Offer and any Certificate(s) representing such Common Shares are not immediately available, or if the Certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper).

You may also accept the Offer by following the procedures for book-entry transfer detailed in the Offer to Purchase and Circular and have your Common Shares tendered by your intermediary through CDS or DTC, as applicable, provided such procedures are completed prior to the Expiry Time.

If successful, when would the merger be completed?

Husky expects that the proposed transaction would be completed in the first quarter of 2019, subject to receipt of all necessary Regulatory Approvals.

If I accept the Offer, when will I receive the Offer consideration?

If all of the conditions of the Offer have been satisfied or waived by Husky at or prior to the Expiry Time, Husky will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn. Any Common Shares will be taken up immediately after the initial deposit period for the Offer, and Husky will pay for Common Shares taken up as soon as possible but in any event not later than three business days (as defined in the Offer to Purchase and Circular) after taking up the Common Shares.

In accordance with applicable Law, if Husky is obligated to take up such Common Shares, it will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiration of the initial deposit period and may extend the deposit period for Optional Extension Periods. Husky will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit.

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Can the Offer be extended, and under what circumstances?

Yes. Husky may elect, in its sole discretion, to extend the Offer from time to time. If Husky takes up any Common Shares under the Offer, the Offer will be extended and remain open for the deposit of Common Shares for not less than 10 days from the date on which Common Shares are first taken up. If MEG issues a deposit period news release or announces that it has agreed to enter into, or determined to effect, an Alternative Transaction, Husky reserves the right to accelerate the Expiry Time and to shorten the initial deposit period to a shorter period consistent with applicable Law.

In accordance with applicable Law, if Husky is obligated to take up such Common Shares, Husky will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiry of the initial deposit period and may extend the deposit period after such mandatory 10-day extension period for Optional Extension Periods. Husky will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit.

If Husky extends or accelerates the Offer, it will notify the Depositary and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation.

If I decide not to tender, how will my Common Shares be affected?

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by holders who in the aggregate hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of us, or an affiliate or associate of Husky (as those terms are defined in the ABCA), and Husky acquires or is bound to take up and pay for such Deposited Common Shares under the Offer, Husky may, at its option, acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition.

If a Compulsory Acquisition is not available or Husky chooses not to avail itself of such statutory right of acquisition, Husky intends to pursue other means of acquiring the remaining Common Shares not tendered under the Offer pursuant to a Subsequent Acquisition Transaction. If Husky proposes a Subsequent Acquisition Transaction, it intends to cause the Common Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Law, to be counted as part of any minority approval that may be required in connection with such transaction.

The timing and details of such a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer. If, after taking up Common Shares under the Offer, Husky owns at least 66 2⁄3% of the outstanding Common Shares and sufficient votes can be cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, Husky should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction.

If Husky takes up Common Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then MEG will continue as a public company and Husky will evaluate its alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares in the open market, in privately negotiated transactions or pursuant to another take-over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in the ownership of 100% of the Common Shares.

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Under such circumstances, an amalgamation, arrangement or other transaction to obtain ownership of 100% of the Common Shares would generally require the approval of at least 66 2⁄3% of the votes cast by the Shareholders, and might require approval of a majority of the votes cast by holders of Common Shares other than Husky and its affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by Husky.

Following the Offer, will MEG continue as a public company?

It is Husky’s intention to enter into one or more transactions to enable it to acquire all Common Shares not acquired pursuant to the Offer. If it is able to complete such a transaction, Husky intends to seek to delist the Common Shares from the TSX. If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause MEG to cease to be a reporting issuer under applicable Canadian securities Laws.

If the Offeror takes up Common Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then MEG will continue as a public company and Husky will evaluate its alternatives. In such circumstances, the Offeror’s purchase of Common Shares under the Offer will have reduced the number of Common Shares that trade publicly, as well as the number of Shareholders, and, depending on the number of Common Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

In addition, if the Offeror takes up Common Shares under the Offer, the Offeror intends to replace all of the existing members of the MEG Board with individuals nominated by the Offeror, which may include individuals currently serving as directors of MEG.

Will I be able to withdraw previously tendered Common Shares?

You may withdraw Common Shares you deposit under the Offer:

(a)	at any time before the deposited Common Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Common Shares have not been paid for by the Offeror within three business days after the Common Shares have been taken up by the Offeror under the Offer; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Husky Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

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(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Common Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Common Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

How do I withdraw previously tendered Common Shares?

To withdraw previously tendered Common Shares, you must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. The notice must contain the specific information outlined in Section 7 of the Offer to Purchase.

If your stockbroker, dealer, bank or other intermediary has tendered Common Shares on your behalf and you wish to withdraw such Common Shares, you must arrange for such intermediary to timely withdraw such securities.

What are the MEG Board’s obligations in connection with the Offer?

Under Canadian securities Laws, a directors’ circular must be prepared and sent to Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include either: (i) a recommendation to accept or reject the Offer, and the reasons for the recommendation of the MEG Board or a statement that the MEG Board is unable to make or is not making a recommendation, (ii) if no recommendation is made, the reasons for not making a recommendation; or (iii) a statement that the MEG Board is considering the bid and advising holders not to deposit under the bid until they receive further information from the MEG Board, provided that the board of directors must communicate to Shareholders a recommendation to accept or reject the Offer or the decision that it is unable to make, or is not making, a recommendation, together with the reasons for the recommendation or decision, at least seven days before the scheduled expiry of the initial deposit period.

Do I have dissent or appraisal rights in connection with the Offer?

No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event we acquire their Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

Will I have to pay any fees or commissions?

No fee or commission will be payable if you accept the Offer by depositing your Common Shares directly with the Depositary or if you make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom you own your Common Shares may charge a fee to tender any such Common Shares on your behalf. You should consult your investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

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How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

The Canadian income tax consequences of a disposition of Common Shares under the Offer depend on whether a Shareholder receives Cash Consideration, Share Consideration or some Cash Consideration and some Share Consideration for their Common Shares and whether the Shareholder chooses to be an Electing Shareholder. All Shareholders should review the entirety of the section “Questions and Answers About The Offer” and section 19 “Certain Canadian Federal Income Tax Considerations” of the Circular and carefully consider whether it would be beneficial in their circumstances to be an Electing Shareholder.

Shareholders who choose to receive only Share Consideration may receive some Cash Consideration (notwithstanding their choice to receive only Share Consideration) as a result of the Maximum Share Consideration and the pro-rationing of the Share Consideration and the Cash Consideration set out herein. The capital gain that may be realized in respect of the Cash Consideration may be reduced by choosing to be an Electing Shareholder and filing a joint election with the Offeror under subsection 85(1) of the Tax Act in respect of the Shareholder’s disposition of Common Shares.

Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

How will I be taxed for U.S. federal income tax purposes?

Subject to the possible recharacterization of the Offer, as described below, as being part of a tax-deferred reorganization under Section 368(a) of the Code if MEG amalgamates with a subsidiary of the Offeror (including pursuant to a Subsequent Acquisition Transaction) or with the Offeror in connection with the Offer and certain other requirements are met, a U.S. Holder’s disposition of its Common Shares pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes, and, subject to the discussion regarding the PFIC [Passive Foreign Investment Companies] status of MEG, a U.S. Holder will recognize gain or loss on such disposition of Common Shares in an amount equal to the difference, if any, between (i) the fair market value of any Husky Shares received by such U.S. Holder pursuant to the Offer plus the amount of any cash received and (ii) the adjusted tax basis of the U.S. Holder in the Common Shares exchanged therefor.

If MEG amalgamates with a subsidiary of the Offeror (including pursuant to a Subsequent Acquisition Transaction) or with the Offeror as part of a plan that includes the Offer and certain other requirements are met, then there is a possibility that the Offer may qualify as a part of a tax-deferred reorganization under Section 368(a) of the Code, in which event, subject to the discussion regarding the PFIC status of MEG, a U.S. Holder would generally only recognize gain to the extent of cash received but would not recognize any loss.

As of the date of this Circular, the Offeror intends to amalgamate MEG with a subsidiary of the Offeror following or as a part of any Compulsory Acquisition or Subsequent Acquisition Transaction. However, the exact timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction, if completed, will depend on a number of factors, and the Offeror may engage in other transactions involving MEG or any resulting amalgamated entity following the Offer. In addition, the Offeror may determine at its sole discretion not to amalgamate MEG with the Offeror or its subsidiary. As a result, the Offeror cannot provide any assurance that the Offer will qualify as part of a Reorganization.

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Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

INFORMATION ABOUT THE COMPANIES

Husky Energy Inc.

Husky is a large Canadian integrated energy company based in Calgary, Alberta. Husky operates in Canada, the United States and the Asia Pacific region. Husky’s business strategy is to focus on returns from investment in a deep portfolio of opportunities that can generate increased funds from operations and free cash flow. Husky has two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor; and (ii) production located offshore Atlantic and Asia Pacific.

Husky is a corporation existing under the Laws of the Province of Alberta. Our registered office is located at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5. Husky’s common shares are listed for trading on the TSX under the symbol “HSE”. Husky is a reporting issuer or the equivalent in each of the provinces of Canada.

MEG Energy, Inc.

MEG Energy Corp. is a Canadian oil sands company focused on sustainable in situ development and production in the southern Athabasca oil sands region of Alberta. MEG has acquired a large, high-quality resource base – one that we believe holds some of the best in situ resources in Alberta. With these resources and a well-formulated strategic growth plan, MEG is positioned to be a strong oil sands player for many years to come.

MEG continually seeks opportunities to incorporate technologies that can strengthen our marketing options and develop additional opportunities. These include our Diluent Removal Facility and HI-Q® demonstration project. MEG has developed into a world-class oil sands producer and technological leader. The Common Shares are listed on the TSX under the symbol “MEG”.

ADDITIONAL INFORMATION

What is meant by the term “Electing Shareholder”?

Only Shareholders that are resident in Canada for purposes of the Tax Act and not exempt from Canadian income tax may choose to be an Electing Shareholder. As described in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations,” Electing Shareholders will be entitled to file a joint tax election with the Offeror and may realize a greater tax deferral than those Canadian resident Shareholders who receive some Share Consideration and some Cash Consideration but who do not choose to be an Electing Shareholder.

Even Shareholders who choose to receive only Share Consideration should consider choosing to be an Electing Shareholder because they may receive some Cash Consideration (notwithstanding their choice to receive only Share Consideration) as a result of the Maximum Share Consideration and the pro-rationing of the Share Consideration and the Cash Consideration described in the Offer to Purchase and Circular.

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No Offer to Sell or Solicitation of an Offer in Certain States

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder, or Rule 14e-1 under the U.S. Exchange Act.

No offer to sell or solicitation of an offer to buy Husky Shares pursuant to the Offer is made in the U.S. states, districts and territories of Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Guam, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Minnesota, Montana, Nebraska, New Jersey, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Tennessee, Texas, Utah, Virginia, Washington, West Virginia and Wyoming (collectively, the “Restricted States”) except only to a person who qualifies as an “exempt institutional investor” in the applicable Restricted State.

MAILING ADDRESSES

Depositary	AST

Information Agent	D.F. King

By Mail	P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4
Attention: Corporate Actions

By Registered Mail, Hand or by	1 Toronto Street
Courier	Suite 1200
Toronto, ON M5C 2V6
Attention: Corporate Actions

E-Mail	inquiries@astfinancial.com

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